Via International Mail and Facsimile (011-27-11-6376677)

Mark Cutifani
Chief Executive Officer
AngloGold Ashanti Limited
76 Jeppe Street, Newtown
Johannesburg, 2001, South Africa

> **Re: AngloGold Ashanti Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2008**
> **Filed May 5, 2009**
> **File No. 1-14846**

Dear Mr. Cutifani:

    We have limited our review of your filing to disclosure relating to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comment. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. You indicate on pages 38-39 of your Form 20-F that your products are sold in the gold market in the Middle East. On page 116 you refer to the appointment in late 2007 of operational heads for Africa and the Americas. These regional references can be understood to encompass Iran, Syria, Sudan, and Cuba. In addition, we are aware of a September 2006 news report that you and Westmag Limited formed an exploration alliance to undertake regional gold prospectivity assessments and project opportunity reviews from Eastern Europe to Iran. We are also aware of a June 2009 news report that you and Thani Dubai Mining Limited formed a joint venture company to explore, develop, and operate gold and other precious metals mines in several countries, including Sudan. Iran, Syria, Sudan, and Cuba are

Mark Cutifani
AngloGold Ashanti Limited
November 13, 2009
Page 2

identified by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form 20-F does not include disclosure regarding contacts with Iran, Syria, Sudan, or Cuba.

Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, Syria, Sudan, and Cuba, if any, whether through subsidiaries, joint ventures, resellers, precious metal refineries, bullion banks, or other direct or indirect arrangements. Your response should describe any products or materials, including any byproducts of the gold refining process or any associated technology, that you have provided into Iran, Syria, Sudan, or Cuba, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

* * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please understand that we may have additional comments after we review your response to our comment. Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 if you have any questions about the comment or our review. You may also contact me at (202) 551-3470.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Roger Schwall
       Assistant Director
       Division of Corporation Finance